TranS1 Inc.
411 Landmark Drive
Wilmington, North Carolina 28412-6303
October 12, 2007
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Attention:	Ms. Peggy Fisher Mr. Geoffrey Kruczek

Re:	TranS1 Inc. Registration Statement on Form S-1 (File No. 333-144802) Request for Acceleration
Dear Ms. Fisher and Mr. Kruczek:
     Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of TranS1 Inc., a Delaware corporation (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-1 referred to above be accelerated so that it will become effective at 4:00 p.m. Eastern Standard Time on October 16, 2007, or as soon as practicable thereafter.
     The Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
     Thank you for your assistance and cooperation with this matter.

Very truly yours, TRANS1 INC.
/s/ Richard Randall
Richard Randall
President and Chief Executive Officer

Lehman Brothers Inc. 745 Seventh Avenue New York, New York 10019 Phone: (212) 526-7000 Fax: (212) 526-3738	Piper Jaffray & Co. 800 Nicollet Mall, Suite 800 Minneapolis, Minnesota 55402 Phone: (612) 303-6000 Fax: (612) 303-1036
October 12, 2007
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Ms. Peggy Fisher Mr. Geoffrey Kruczek

Re:	TranS1 Inc. (the “Company”) Registration Statement on Form S-1 (File No. 333-144802)
Ms. Fisher and Mr. Kruczek:
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for Tuesday, October 16, 2007 at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.
     In connection with Rule 460 of the Act, please be advised that, during the period from September 28, 2007 to the date of this letter, we have effected approximately the following distribution of copies of the preliminary prospectus, dated September 28, 2007:

To Whom Distributed	Number of Copies
Institutions, Brokers and Other	8,304
     The Underwriters (the “Underwriters”) and dealers of the above issue were advised by invitation wire and in underwriting papers that they must comply with the provisions of SEC Release No. 33-4968 of the Act and Rule 15c2-8 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We wish to advise you that copies of the preliminary prospectus have been made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed. The undersigned have complied and will comply, and each dealer has advised the undersigned that it has complied and will comply, with SEC Release No. 33-4968 and Rule 15c2-8 under the Exchange Act.
(Signature Page Follows)

Very Truly Yours, LEHMAN BROTHERS INC. PIPER JAFFRAY & CO. Acting severally on behalf of themselves and the several Underwriters Lehman Brothers Inc.
By:	/s/ Michael Hrynuik
	Name:	Michael Hrynuik
	Title:	Sr. Vice President

Piper Jaffray & Co.
By:	/s/ Neil Riley
	Name:	Neil Riley
	Title:	Principal, Equity Capital Markets